NUVEEN INVESTMENT TRUST V

MANAGEMENT AGREEMENT

SCHEDULE A

AMENDED AS OF DECEMBER 8, 2009

The Funds of the Trust currently subject to this Agreement and the effective date of each are as follows:

FUND	EFFECTIVE DATE	TERM

Nuveen Preferred Securities Fund	November 13, 2007	Until August 1, 2010

Nuveen NWQ Preferred Securities Fund	December 8, 2009	Until August 1, 2011

NUVEEN INVESTMENT TRUST V

MANAGEMENT AGREEMENT

SCHEDULE B

a.	Compensation pursuant to Section 7 of this Agreement shall be calculated with respect to each Fund in accordance with the following schedule applicable to the average daily net assets of the Fund: Each Fund’s Management Fee will equal the sum of a Fund-Level Fee and a Complex-Level Fee. Certain Funds are subject to expense limitations as described in this Schedule.

b.	The Fund-Level Fee for each Fund shall be computed by applying the following annual rate to the average total daily net assets of the Fund:

Average Total Daily Net Assets	Rate	Rate
	Nuveen Preferred Securities Fund	Nuveen NWQ Preferred Securities Fund
For the first $125 million	.5500%	.5500%
For the next $125 million	.5375%	.5375%
For the next $250 million	.5250%	.5250%
For the next $500 million	.5125%	.5125%
For the next $1 billion	.5000%	.5000%
Over $2 billion	.4750%	.4750%

c.	Nuveen Asset Management will waive fees and reimburse expenses in order to prevent total annual fund operating expenses (excluding 12b-1 distribution and service fees and extraordinary expenses) from exceeding the percentage of the average daily net assets of any class of fund shares of each Fund as shown on the table below, subject in all cases to possible further reductions as a result of reductions in the complex-level fee component of the management fee.

Fund	Permanent Expense Cap as a percentage of the average daily net assets of any class of the Fund
Nuveen Preferred Securities Fund	1.25%
Nuveen NWQ Preferred Securities Fund	1.25%

d. The Complex-Level Fee shall be calculated by reference to the daily net assets of the Eligible Funds, as defined below (with such daily net assets to include, in the case of Eligible Funds whose advisory fees are calculated by reference to net assets that include net assets attributable to preferred stock issued by or borrowings by such Eligible Funds, such leveraging net assets, but to exclude, in the case of Eligible Funds that invest in other Eligible Funds (“Funds of Funds”), net assets of Funds of Funds attributable to investments in Eligible Funds) (“Complex-Level Assets”), pursuant to the following annual fee schedule:

Complex-Level Asset Breakpoint Level ($ million)	Effective Rate at Breakpoint Level (%)
55,000	0.2000
56,000	0.1996
57,000	0.1989
60,000	0.1961
63,000	0.1931
66,000	0.1900
71,000	0.1851
76,000	0.1806
80,000	0.1773
91,000	0.1691
125,000	0.1599
200,000	0.1505
250,000	0.1469
300,000	0.1445

Dated: December 8, 2009

NUVEEN INVESTMENT TRUST V

By:	/S/ KEVIN J. MCCARTHY
Vice President

ATTEST

        /s/ Virginia O’Neal

NUVEEN ASSET MANAGEMENT

By:	/S/ GIFFORD R. ZIMMERMAN
Managing Director

ATTEST

        /s/ Mark L. Winget